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                                  EXHIBIT 99.1

           ILOG REPORTS RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2000

PARIS, April 26, 2000 - ILOG S.A. (NASDAQ: ILOG and EURO.NM: ILOG), the world's leading provider of software components, today reported revenues of $18.0 million and an operating loss of $219,000 for its FY 2000 third quarter, which ended March 31, 2000. This compares with $15.3 million in revenues and an operating loss of $1.7 million in the prior year's third quarter. Loss per share was $0.02 compared to a loss per share of $0.09 in the previous year's third quarter.

"I am pleased with the renewed growth of 41 percent of our licenses sales, as well as the healthy 48 percent growth of our US revenues" stated Pierre Haren, ILOG CEO. "Consulting revenue was lower this quarter, driven by the increasing ease of use of our products, such as our successful telecommunications visualization products and OPL Studio, fewer end-user projects started in 1999 and our continued business shift toward ISVs."

ILOG GROWS PROFILE AS INTERNET INFRASTRUCTURE PROVIDER
This quarter, ILOG continued its success with ISVs, setting the stage for future royalty-based revenues. ILOG signed contracts with 14 new ISVs, including leading e-Commerce platform vendors, BEA Systems and Open Market. These companies are using ILOG e-Business software components, especially the recently announced business rules product, ILOG JRules 3.0, to provide customer self-service, personalization and marketing automation capabilities, underscoring ILOG's growing profile as a leading Internet infrastructure provider.

ILOG's telecom business also grew significantly in the third quarter 2000. Companies providing next-generation network technology and platforms such as Motorola and IBM-Tivoli selected ILOG's JViews and JTGO products for network management, while new European telecom players such as Algety Telecom and Wind Telecommunicazioni selected ILOG JRules products for network management alarm filtering and correlation.

ILOG also announced relationships with leading optical networking equipment companies in the recent quarter, including Nortel, Sycamore Networks, Tellium, Corvia and Ironbridge Networks. In addition, ILOG made inroads into the emerging customer resource management market within Telecom, with wins addressing applications such as web-based catalogs and customer care and billing.

The recent quarter also saw increased adoption of ILOG products for e-finance products, with major financial services companies selecting ILOG JRules for the personalization of their future web-enabled finance services.

OTHER MARKET SUCCESSES
ILOG experienced renewed growth in Transportation, with new contracts in the rail transportation sector in Spain (Renfe) and France (SNCF). Airline operations represented both new business, and the expansion of existing business as ILOG optimization products were selected by Iberia Airlines (Spain), Eurocontrol and in the U.S. by Delta, Southwest and United Airlines.

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In the Defense sector, ILOG products were selected for mission planning by the
Eurofighter consortium, and ILOG had repeat business from the Japanese Self Defense forces, the Singapore Army and Lockheed Martin for satellite scheduling.

"Our Supply Chain Management revenue was limited, as major end-user project schedules slipped and certain partners delayed deployment of their optimization product suites," said Haren. "However, I am confident that we are observing only a delay in the growth of this part of our business, and that new ISV contracts in recent quarters bode well for our royalty flow in the future."

New ILOG Products Deliver Performance and Ease of Use
ILOG announced major product enhancements in the recent quarter, including a parallel version of its constraint-programming optimization software, ILOG Parallel Solver, which Red Hat demonstrated on its Linux 6.1 operating system. The demonstration, during the System Builder Summit, showcased the scalability and performance of the product on PC-class servers. Along with the parallel version of ILOG CPLEX, Parallel Solver offers customers an attractive return on investment by enabling them to optimize larger parts of their supply chain, and/or react in real time when production or transportation schedules need to be changed.

ILOG also announced a new version of its interactive development environment for creating sophisticated optimization models without a detailed knowledge of computer programming, OPL Studio 3.0. This release brought high-level optimization to a wider audience, helping Component Object Model (COM) developers, Visual Basic programmers, and strategic planning professionals at Fortune 500 companies use intelligent optimization software to solve complex business problems.

ILOG demonstrated its latest Java-based business rule engine, ILOG JRules 3.0, which for the first time will bring business rule creation to business people. ILOG expects this new approach to increase the reach of its business rule products from the telecommunications world to more users in the e-business, finance and manufacturing sectors.

About ILOG
Dually headquartered in Paris and Mountain View, Calif., ILOG was named the world's leading supplier of software components by International Data Corp. in its latest ranking. Founded in 1987, ILOG offers embeddable optimization, visualization and business rule components that dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. ILOG already has a significant market share for its optimization software and is playing an active role in the emergence of the e-business software components market. Visit www.ilog.com for additional information.

                                      # # #
ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

Results and Press Release for French Shareholders
A translation of this press release in the French language and with the financial statements expressed in French Francs are also available.

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                                    ILOG S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          Three Months Ended             Nine Months Ended
                                                       --------------------------    --------------------------
                                                         MaR. 31      Mar. 31          Mar. 31      Mar. 31
                                                         -------      -------          -------      -------
                                                           2000         1999            2000         1999
                                                           ----         ----            ----         ----
Revenues:
  License fees                                          $  11,895    $   8,449        $  32,235  $   28,335
  Services                                                  6,130        6,828           18,186      18,554
                                                       ----------   ----------       ----------  ----------
     Total revenues                                        18,025       15,277           50,421      46,889
                                                       ----------   ----------       ----------  ----------

Cost of revenues
  License fees                                                383          225              906         702
  Services                                                  3,266        3,993            9,626      11,051
                                                       ----------   ----------       ----------  ----------
     Total cost of revenues                                 3,649        4,218           10,532      11,753
                                                       ----------   ----------       ----------  ----------

Gross profit                                               14,376       11,059           39,889      35,136
                                                       ----------   ----------       ----------  ----------

Operating expenses
  Marketing and selling                                     8,896        8,117           24,884      23,165
  Research and development                                  3,191        2,541            9,309       7,304
  General and administrative                                2,445        2,074            6,361       5,596
  Nouveau Marche expenses                                       -            -                -         466
  Write-off of acquired intangibles                            63           62              187       1,970
                                                       ----------   ----------       ----------  ----------
    Total operating expenses                               14,595       12,794           40,741      38,501
                                                       ----------   ----------       ----------  ----------

Loss from operations                                         (219)      (1,735)            (852)     (3,365)
Net interest income (expense) and other                        (8)         454              103         (17)
                                                       -----------  ----------       ----------  -----------

Net loss                                                $    (227)   $  (1,281)       $    (749)  $  (3,382)
                                                       -----------  -----------      ----------- -----------

Net loss per share - basic & fully diluted              $   (0.02)   $   (0.09)       $   (0.05)  $   (0.24)

Share and share equivalents used
  in per share calculations                                14,791       14,055           14,406      13,967

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                                    ILOG S.A.
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                Mar. 31       June 30
                                                                                -------       -------
                                                                                 2000          1999
                                                                                 ----          ----
           ASSETS
           Current assets
             Cash and cash equivalents                                         $   18,982   $   21,532
             Accounts receivable                                                   19,561       14,839
             Other receivables and prepaid expenses                                 3,801        4,106
                                                                              -----------  -----------
                Total current assets                                               42,344       40,477

           Property and equipment-net and other assets                              4,290        4,529
                                                                              -----------  -----------

                Total assets                                                   $   46,634   $   45,006
                                                                              -----------  -----------

           LIABILITIES AND SHAREHOLDERS' EQUITY
           Current Liabilities
             Accounts payable and accrued expenses                             $   12,652   $   12,796
             Current debt                                                           3,881        3,531
             Deferred revenue                                                       7,169        6,775
                                                                              -----------  -----------
                Total current liabilities                                          23,702       23,102

           Long-term portion of debt                                                1,975        3,879
                                                                              -----------  -----------
                Total liabilities                                                  25,677       26,981
                                                                              -----------  -----------

           Shareholders' equity
              Paid-in capital                                                      67,660       62,424
              Accumulated deficit and currency translation adjustment             (46,703)     (44,399)
                                                                              -----------  -----------
                Total shareholders' equity                                         20,957       18,025
                                                                              -----------  -----------

                Total liabilities and shareholders' equity                     $   46,634   $   45,006
                                                                              -----------  -----------


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DISCUSSION OF FINANCIAL HIGHLIGHTS

NINE-MONTH RESULTS
The company reported revenues of $50.4 million for the nine months ended March 31, 2000, an increase of 8 percent compared to $46.9 million in the prior year. The results from operations for the nine-month period were a $852,000 loss compared to a $3.4 million loss in the corresponding period of the prior year. The loss in the prior year included $2.4 million of one-time charges relating to the write-off of acquired intangibles and expenses associated with the company's listing on the Nouveau Marche. Loss per share for the nine-month period was $0.05 on 14.4 million shares, compared to a loss per share of $0.24 on 14.0 million shares in the corresponding period of the prior year.

QUARTER'S RESULTS
REVENUES AND GROSS MARGIN
Revenues in the quarter ended March 31, 2000 were $18.0 million compared to $15.3 million for the same quarter in the preceding year, with license fee revenue increasing by 41 percent and services revenue decreasing by 10 percent. Approximately 18 percent of the quarter's revenues were derived from one customer. The increase in license fees is attributed to notable strength in the Telecom and the Industry Solutions business units. The decline in services revenues reflects a lower consulting requirement from customers partly due to the company's newer Java based products being easier to integrate into applications. In the U.S. revenues grew by 48% and European revenues, impacted by the weakening Euro, declined by 22%.

Overall gross margin for the quarter was 80 percent compared to 72 percent for the same period in the preceding year, reflecting an increased mix of license revenue, which in the quarter was 66 percent of revenues compared to 55 percent in the same period of the preceding year. Gross margin for services revenues in the quarter grew to 47 percent from 42 percent in the same period of the preceding year, reflecting a greater mix of more profitable maintenance revenue.

OPERATING EXPENSES
Marketing and selling expenses for the quarter ended March 31, 2000 increased by 10% over the same period in the prior year as headcount growth and commission expense stabilized. Research and development expenses for the quarter increased by 26% over the same period in the prior year, reflecting headcount growth from 92 to 113 between March 31, 1999 and 2000, representing investments in new products. General and administrative expenses for the quarter increased by 18% over the same period in the prior year, reflecting one-time legal and financial advisory services during the quarter. Headcount at March 31, 2000 was approximately 490 compared to 470 at March 31, 1999.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter decreased from $454,000 to ($8,000) due to an absence of significant realized exchange gains in the current quarter. Currency fluctuations generally did not have a material effect on the company's income from operations for the quarter ended March 31, 2000.

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BALANCE SHEET
Cash at March 31, 2000 increased to $19.0 million from $14.8 million at December 31, 1999, reflecting cash received from employee share purchase plans. Days sales outstanding of receivables decreased to 99 days at March 31, 2000 from 100 days at December 31, 1999. Deferred revenues increased to $7.2 million at March 31, 2000 from $6.2 million at December 31, 1999 due to new and renewed maintenance contract commitments by customers.

At March 31, 2000 shareholders' paid-in capital increased to $67.7 million (15.2 million shares), from $63.7 million (14.4 million shares) at December 31, 1999, reflecting the issuance of shares in connection with the Company's employee share purchase plans. Shareholders' equity increased to $21.0 million, from $18.0 million at June 30, 1999, reflecting the increase in paid-in capital.


FORWARD-LOOKING INFORMATION

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the Company's existing and new products; the future growth of the e-business and supply chain software markets; the success of the Company's ISV strategy; the economic, political and currency risks associated with the company's European, North American and Asian operations; the timing and seasonality of significant revenues; and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1999, which is on file with the United States Securities and Exchange Commission.